January 19, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Thomas Jones, Esq.

Re:	iSun, Inc. Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-261237)

Dear Mr. Jones:

This letter is sent on behalf of iSun, Inc. (the “Company") in connection with the above-referenced Registration Statement on Form S-3 (the "Registration Statement") filed with the Securities and Exchange Commission (the “Commission") by the Company pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The Company has filed an Amendment No 2 to the Registration with the Commission on the date hereof.

The Company is providing the following responses to the comments of the staff of the Commission (the “Staff”) provided to the Company by letters dated December 6, 2021 and January 14, 2022. To facilitate review, we have reproduced the Staff’s comments in italics.

1. Please tell us how you have complied, or intend to comply, with the requirements of Rules 8.04 and 8.05 of Regulation S-X as they relate to your acquisition of Solar Communities, Inc., which was consummated on October 1, 2021.

Response: In compliance with the requirements of Regulation S-X, on December 15, 2021, the Company filed with the Commission an amendment to its Current Report on Form 8-K filed on October 5, 2021, which amendment included (i) the Consolidated Financial Statements, Independent Auditors’ Report and Consolidated Financial Information of SolarCommunities, Inc. and Subsidiaries d/b/a SunCommon at December 31, 2020 and 2019; (ii) Unaudited Condensed Consolidated Financial Statements of Solar Communities, Inc. and Subsidiaries d/b/a SunCommon as of September 30, 2021; and (iii) Unaudited Pro Forma Condensed Combined Financial Information of iSun, Inc. including Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of September 30, 2021, Pro Forma Condensed Combined Statement of Operations (Unaudited) for the nine months ended September 30, 2021 and Pro Forma Condensed Combined Statement of Operations (Unaudited) for the year ended December 31, 2020.

2. Please tell us with specificity where you have filed as an exhibit the consent of the auditors of Solar Communities for the use of their report in your Registration Statement on Form S-3 filed on November 19, 2021 and amended on January 4, 2022. Please also file a letter of correspondence on EDGAR that responds to this comment letter and provides a written answer to our comment letter dated December 6, 2021.

Response: The Amendment No. 2 to the Registration Statement filed on the date hereof includes, as Exhibit 23.2, the consent of Gallagher, Flynn & Company, LLP, auditor of SolarCommunities, Inc., to the inclusion of their report in the Registration Statement. Additionally, this response letter will be filed on EDGAR responding to the Staff’s comments delivered to the Company by letters dated December 6, 2021 and January 14, 2022.

Please contact H. Kenneth Merritt, Jr, of Merritt & Merritt at (802) 658-7830 with any questions you may have concerning this letter.

Sincerely,

iSUN, INC.

By: s/s Jeffrey Peck
Name: Jeffrey Peck
Title: President and CEO

cc: H. Kenneth Merritt, Jr, Esq., Merritt & Merritt